Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	3 Months Ended March 31,	12 Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Net income	$56	$163	$194	$147	$76	$28
Income taxes	31	83	104	69	8	18
Total fixed charges as below (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	31	140	158	190	197	219

Total earnings	$118	$386	$456	$406	$281	$265

Fixed charges, as defined:
Interest on long-term debt	$24	$109	$131	$151	$176	$201
Interest on short-term debt and other interest	4	23	13	22	7	3
Amortization of debt discount, expense and premium - net	2	7	8	9	7	8
Estimated interest component of operating rentals		4	7	8	8	7

Total fixed charges (a)	$30	$143	$159	$190	$198	$219

Ratio of earnings to fixed charges	3.9	2.7	2.9	2.1	1.4	1.2

Preferred stock dividend requirements on a pre-tax basis	$7	$27	$24	$4	$4	$5
Fixed charges, as above	30	143	159	190	198	219
Total fixed charges and preferred stock dividends	$37	$170	$183	$194	$202	$224
Ratio of earnings to combined fixed charges and preferred stock dividends	3.2	2.3	2.5	2.1	1.4	1.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.